Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS FOURTH QUARTER AND FULL YEAR 2022 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – FOURTH QUARTER 2022

●	Revenue of $526.2 million increased 26.6% (or 23.5% organically)
●	Adjusted EBITDA of $272.7 million (51.8% Adjusted EBITDA Margin) increased 25.9%
●	Loss for the period was $273.6 million
●	Cash from operations was $289.3 million
●	Recurring Levered Free Cash Flow (“RLFCF”) was $97.3 million
●	Total Capex was $195.6 million
●	During the quarter, we announced our Carbon Reduction Roadmap and entered into a $600.0 million three-year bullet-term loan. In addition, in 1Q23 certain of our Nigerian subsidiaries entered into an up to NGN 165.0 billion (approximately $357.5 million) five-year term loan and an up to NGN 55.0 billion (approximately $119.2 million) three-year revolving credit facility (RCF)
●	Introducing 2023 guidance for revenue of $2,190-$2,220 million, Adjusted EBITDA of $1,200-$1,220 million, RLFCF of $430-450 million, Total Capex of $610-650 million and net leverage ratio target remains 3.0x-4.0x

CONSOLIDATED HIGHLIGHTS – FULL YEAR 2022

●	Revenue of $1,961.3 million increased 24.2% (or 19.5% organically)
●	Adjusted EBITDA of $1,031.4 million (52.6% Adjusted EBITDA Margin) increased 11.3%
●	Loss for the year was $470.4 million
●	Cash from operations was $966.9 million
●	RLFCF was $363.3 million
●	Total Capex was $633.5 million

London, United Kingdom, March 28, 2023. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the fourth quarter and full year ended December 31, 2022.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “Today, we announced IHS Towers’ results for FY22, our first full year as a public company. During 2022 we accomplished a lot, which we believe demonstrates not just the growth potential within our business, but also its resilience in the challenging global macro-economic environment. In 2022 we focused on organic growth, targeted inorganic growth, de-risking our balance sheet, power and greenhouse gas initiatives and positioning ourselves for 2023. 2022 included two acquisitions that bolstered our size in Brazil and allowed us to enter South Africa as the largest independent tower operator in the country. Both transactions demonstrate how IHS continues to deliver on our diversification strategy, and our Latam business now has annualized Segment Adjusted EBITDA of over $125 million based on 4Q22 results. In terms of overall scale, IHS generated over $1 billion in Adjusted EBITDA in

2022. We also took steps to improve our stock trading liquidity and strengthen our balance sheet by pushing out debt maturities, and in the latter case, we’ve already taken further steps in 2023 to do the same. We also upstreamed over $200 million in cash from Nigeria, which is more than we did in 2021, despite a more challenging environment. And lastly, we announced our Carbon Reduction Roadmap and Project Green – our plan to reduce our reliance on diesel and generate meaningful cost savings. In terms of 4Q, IHS finished the year with a strong quarter with 2022 revenue, Adjusted EBITDA and RLFCF all at the high end or above our guidance. The strength was primarily driven by continued secular demand and to a lesser degree additional power revenue and a $4 million FX tailwind vs. rates previously assumed in guidance. We expect this strength to continue, as reflected in our 2023 guidance that we are introducing today, and which implies organic revenue growth of 23%. Overall, I am very pleased with how we performed in 2022 and the direction our business is heading.”

RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2022

The table below sets forth select financial results for the quarters ended December 31, 2022 and December 31, 2021 and financial results for the full years ended December 31, 2022 and December 31, 2021:

	Three months ended			Twelve months ended
	December 31,	December 31,	Y on Y	December 31,	December 31,	Y on Y
	2022	2021	Growth	2022	2021	Growth
	$’000	$’000%		$’000	$’000%

Revenue	526,167	415,614	26.6	1,961,299	1,579,730	24.2
Adjusted EBITDA(1)	272,748	216,649	25.9	1,031,386	926,396	11.3
Loss for the period	(273,594)	(72,280)	(278.5)	(470,397)	(26,121)	(1,700.8)
Cash from operations	289,277	190,184	52.1	966,874	788,073	22.7
RLFCF(1)	97,260	87,902	10.6	363,257	406,160	(10.6)

(1)	Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.

The financial results for the quarters ended December 31, 2022 and December 31, 2021 and the financial results for the full year ended December 31, 2022 are unaudited. The financial results for the full year ended December 31, 2021 are extracted from the audited financial statements for the year then ended.

Results for the three months ended December 31, 2022 versus 2021

During the fourth quarter of 2022, revenue was $526.2 million compared to $415.6 million for the fourth quarter of 2021, an increase of $110.6 million, or 26.6%. Organic growth was $97.6 million, or 23.5%, driven primarily by power indexation, escalations, Lease Amendments, foreign exchange resets and new Colocation, as well as fiber and New Sites. Aggregate inorganic revenue growth was $44.9 million, or 10.8%, for the fourth quarter of 2022 driven by the MTN SA Acquisition, GTS SP5 Acquisition, I-Systems Acquisition and fifth stage of the Kuwait Acquisition. The increase in the period was partially offset by the non-core impact of negative movements in foreign exchange rates of $32.0 million, or 7.7%.

Adjusted EBITDA was $272.7 million for the fourth quarter of 2022 compared to $216.6 million for the fourth quarter of 2021. Adjusted EBITDA margin for the fourth quarter of 2022 was 51.8% (fourth quarter of 2021: 52.1%). The increase in Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales resulting from higher diesel costs in 2022 largely due to the current situation between Russia and Ukraine, and an increase in maintenance and repair costs alongside an increase in administrative expenses associated with being a public company and acquisitions listed above.

Loss for the period was $273.6 million for the fourth quarter of 2022 compared to a loss of $72.3 million for the fourth quarter of 2021. The loss for the period reflects the impact of an increase in net finance costs mainly due to an increase in realized and unrealized foreign exchange losses on financing and an increase in interest expense. The loss for the period is also due to an increase in cost of sales, including higher power generation cost which includes diesel costs, increased administrative expenses associated with being a public company and acquisitions listed above, impairment of goodwill and a decrease in deferred tax benefit, partially offset by an increase in revenue as discussed above.

Cash from operations and RLFCF for the fourth quarter of 2022 were $289.3 million and $97.3 million, respectively, compared to $190.2 million and $87.9 million, respectively, for the fourth quarter of 2021. The increase in cash from operations primarily reflects the aggregate impact of the increase in revenue discussed above, partially offset by an increase in cost of sales and administrative expenses. The increase in RLFCF is due to the increase in cash from operations as described above, partially offset by the increase in net interest paid, withholding tax and maintenance capital expenditures. The increase is also partially offset by the absence of non-recurring listing costs and other income which occurred during the fourth quarter of 2021.

Segment results

Revenue and Segment Adjusted EBITDA:

Revenue and Segment Adjusted EBITDA, our key profitability measures used to assess the performance of our reportable segments, for each of our reportable segments were as follows:

	Revenue			Segment Adjusted EBITDA
	Three months ended			Three months ended
	December 31,	December 31,		December 31,	December 31,
	2022	2021	Change	2022	2021	Change
	$'000	$'000%		$'000	$'000%

Nigeria	355,270	299,792	18.5	206,032	183,862	12.1
Sub-Saharan Africa	117,492	87,563	34.2	66,850	46,154	44.8
Latam	43,891	20,063	118.8	31,425	13,546	132.0
MENA	9,514	8,196	16.1	4,405	3,684	19.6
Other	—	—	—	(35,963)	(30,597)	(17.5)
Total	526,167	415,614	26.6	272,749	216,649	25.9

Nigeria

Revenue for our Nigeria segment increased by $55.5 million, or 18.5%, to $355.3 million for the fourth quarter of 2022, compared to $299.8 million for the fourth quarter of 2021. Revenue increased organically by $81.9 million, or 27.3%, driven primarily by an increase in power indexation and escalations, as well as foreign exchange resets, Lease Amendments, new Colocation, fiber and New Sites. The increase in organic revenue was partially offset by the non-core impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $26.5 million, or 8.8%. Year on year, within our Nigeria segment, Tenants increased by 589, including 564 from New Sites, offset by 540 Churned, while Lease Amendments increased by 3,884.

Segment Adjusted EBITDA for our Nigeria segment was $206.0 million for the fourth quarter in 2022 compared to $183.9 million for the fourth quarter of 2021, an increase of $22.2 million, or 12.1%. The increase in Segment Adjusted EBITDA primarily reflects the revenue discussed above, partially offset by the increase in cost of sales resulting from higher power generation cost of $31.6 million and increase in administrative expenses of $2.5 million, of which $2.4 million are staff costs.

Sub-Saharan Africa

Revenue for our Sub-Saharan Africa segment increased by $29.9 million, or 34.2%, to $117.5 million for the fourth quarter of 2022, compared to $87.6 million for the fourth quarter of 2021. Revenue increased organically by $8.1 million, or 9.2%, driven primarily by escalations, New Sites and new Colocation. Revenue for our Sub-Saharan Africa segment also grew inorganically in the period by $28.6 million, or 32.7%, due to the impact of the MTN South Africa Acquisition. The increase in organic revenue was partially offset by the non-core impact of negative movements in foreign exchange rates of $6.8 million, or 7.8%. Year on year, within our Sub-Saharan Africa segment, Tenants increased by 7,620 including 282 from New Sites and 7,017 from the MTN South Africa acquisition in the second quarter of 2022, partially offset by 63 Churned, while Lease Amendments increased by 613.

Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $66.9 million for the fourth quarter of 2022 compared to $46.2 million for the fourth quarter of 2021, an increase of $20.7 million, or 44.8%. The increase in Segment Adjusted

EBITDA primarily reflects the revenue discussed above, partially offset by the increase in cost of sales resulting from higher power generation cost, security and maintenance costs of $3.4 million, $3.0 million and $1.7 million respectively, due to the increase in asset base and an increase in administrative expenses of $2.9 million, of which $2.3 million are staff costs.

Latam

Revenue for our Latam segment increased by $23.8 million, or 118.8%, to $43.9 million for the fourth quarter of 2022, compared to $20.1 million for the fourth quarter of 2021. Revenue increased organically by $6.3 million, or 31.6%, driven primarily by an increase in growth from fiber, escalations, New Sites and new Colocation. Revenue for our Latam segment also grew inorganically in the period by $16.0 million, or 79.7%, due primarily to the impact of the GTS SP5 and I-Systems Acquisitions. Revenue also increased by $1.5 million, or 7.4%, as a result of favorable movements by the non-core impact of positive movements in foreign exchange rates. Year on year, within our Latam segment, Tenants increased by 3,820, including 252 from New Sites and 2,998 from the GTS SP5 Acquisition in the first quarter of 2022.

Segment Adjusted EBITDA for our Latam segment was $31.4 million for the fourth quarter of 2022 compared to $13.5 million for the fourth quarter of 2021, an increase of $17.9 million, or 132.0%. The increase in Segment Adjusted EBITDA primarily reflects the revenue discussed above, partially offset by an increase in cost of sales of $2.5 million, as a result of an increase in tower repairs and maintenance and site rental due to an increase in the asset base year on year, and an increase in administrative expenses of $3.4 million, of which $3.4 million are staff costs.

MENA

Revenue for our MENA segment increased by $1.3 million, or 16.1%, to $9.5 million for the fourth quarter of 2022, compared to $8.2 million for the fourth quarter of 2021. Revenue increased organically by $1.2 million, or 15.1%, and grew inorganically in the period by $0.3 million, or 3.3%. Year on year, within our MENA segment, Tenants increased by 130, including 86 from New Sites, and 43 from the closings of the fifth stage of the Kuwait Acquisition in the third quarter of 2022.

Segment Adjusted EBITDA for our MENA segment was $4.4 million for the fourth quarter of 2022 compared to $3.7 million for the fourth quarter of 2021, an increase of $0.7 million, or 19.6%. The increase in Segment Adjusted EBITDA primarily reflects the revenue discussed above, partially offset by an increase in cost of sales of $0.2 million and an increase in administrative expenses of $0.4 million, of which $0.4 million are staff costs.

Results for the twelve months ended December 31, 2022 versus 2021

During the twelve months ended December 31, 2022, revenue was $1,961.3 million compared to $1,579.7 million for the twelve months ended December 31, 2021, an increase of $381.6 million, or 24.2%. Organic growth was $307.4 million, or 19.5%, driven primarily by escalations, power indexation, Lease Amendments, foreign exchange resets and new Colocation, as well as fiber and New Sites. During the twelve months ended December 31, 2022, non-recurring revenue of $18.0 million was recognized from reaching agreement on certain contractual terms with a Key Customer in Nigeria and for the twelve months ended December 31, 2021 non-recurring revenue of $24.2 million was recognized. Aggregate inorganic revenue was $151.5 million, or 9.6%, for the twelve-month period ended December 31, 2022, driven by the MTN South Africa Acquisition, GTS SP5 Acquisition, I-Systems Acquisition and fifth stage of the Kuwait Acquisition. The increase in the period was partially offset by the non-core impact of negative movements in foreign exchange rates of $77.3 million, or 4.9%.

Adjusted EBITDA was $1,031.4 million for the twelve months ended December 31, 2022 compared to $926.4 million for the twelve months ended December 31, 2021. Adjusted EBITDA margin for the twelve months ended December 31, 2022, was 52.6% (twelve months ended December 31, 2021: 58.6%). The increase in Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales resulting from higher diesel costs in 2022 largely due to the current situation between Russia and Ukraine, the non-recurring revenue in 2021 as well as an additional non-recurring $36.5 million net reversal of loss allowance in trade receivables, an increase in maintenance and repair costs alongside an increase in administrative expenses associated with being a public company and acquisitions listed above.

Loss for the period was $470.4 million for the twelve months ended December 31, 2022 compared to loss of $26.1 million for the twelve months ended December 31, 2021. The loss for the year reflects the impact of an increase in net finance costs mainly due to an increase in realized and unrealized foreign exchange losses on financing, an increase in interest expense and the fair value loss on embedded options within the bonds due to the rise in treasury rates since the end of

2021 and market sentiment driven by events such as the current situation between Russia and Ukraine. The loss for the year is also due to an increase in cost of sales, including higher diesel costs and increased administrative expenses associated with being a public company and impairment of goodwill. The change was also impacted by net reversal of deferred tax loss due to the recognition of base cost related to GTS SP5 and to the recognition of deferred tax assets which had previously not been recognized and the increase in revenue as discussed above.

Cash from operations and RLFCF for the twelve months ended December 31, 2022 were $966.9 million and $363.3 million, respectively, compared to $788.1 million and $406.2 million, respectively, for the twelve months ended December 31, 2021. The increase in cash from operations primarily reflects the aggregate impact of the increase in revenue discussed above, partially offset by an increase in cost of sales and administrative expenses. The decrease in RLFCF is due to the increase in income taxes paid, net interest paid, lease and rent payments made and maintenance capital expenditures. The decrease is also due to the net reversal of loss allowance on trade receivables and absence of non-recurring listing costs and other income which occurred during the fourth quarter of 2021. This decrease is partially offset with the increase in cash from operations as described above.

INVESTING ACTIVITIES

During the fourth quarter of 2022, capital expenditures (“Total Capex”) were $195.6 million compared to $150.6 million for the fourth quarter of 2021. The increase is primarily driven by increases in Nigeria, Latam and Sub-Saharan Africa segments of $31.8 million, $9.4 million and $6.3 million, respectively. The increase in Nigeria was primarily driven by increases of $61.3 million related to Project Green and $4.6 million from maintenance capital expenditures, partially offset by a decrease of $12.4 million in other capital expenditures and new site capital expenditures of $5.0 million. The increase in Latam is primarily driven by our fiber business capital expenditures of $21.3 million and an increase of $4.1 million of corporate capital expenditures, offset by a decrease of $13.4 million of other capital expenditures and $4.7 million of new site capital expenditures. The increase in Sub-Saharan Africa was primarily driven by an increase of $2.8 million from South Africa due to refurbishment capital expenditures associated with the recent MTN SA Acquisition and $2.8 million from new site capital expenditures due to the increase in new site builds in other Sub-Saharan Africa markets. Our year-to-date spend for Project Green was $103.6 million, including $61.3 million in the fourth quarter of 2022.

FINANCING ACTIVITIES AND LIQUIDITY

Below is a summary of facilities we have entered in to or amended during the fourth quarter of 2022. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2022.

I-Systems Facility

I-Systems Soluções de Infraestrutura S.A. (I-Systems) entered into a BRL 200.0 million (approximately $38.3 million) credit agreement, originally dated October 3, 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and will terminate in October 2030. The facility was fully drawn down in October 2022.

On October 13, 2022, Itaú Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $38.3 million) on the same terms, available in two tranches. The first tranche of BRL 80.0 million (approximately $15.3 million) was drawn down in February 2023 with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche is available to draw down until March 31, 2023 with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis). Commitment fees of between 2.00% and 2.15% p.a. are payable quarterly on undrawn amounts.

IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement on October 28, 2022, (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate per annum applicable to loans made under the IHS Holding 2022 Term Loan is equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, arrangement fees and fees to the facility agent.

As of December 31, 2022, $370.0 million of the IHS Holding 2022 Term Loan was drawn. The majority of the proceeds of the drawdown were applied toward the prepayment of the IHS Holding Bridge Facility of $280.0 million (plus accrued interest) and the U.S. dollar tranche of the Nigeria 2019 Facility of $75.6 million. The undrawn portion of $230.0 million can be applied toward general corporate purposes and is available for up to 12 months from the date of the agreement.

The IHS Holding 2022 Term Loan is denominated in U.S. dollars and is governed by English law.

FINANCING ACTIVITIES AND LIQUIDITY AFTER REPORTING PERIOD

Below is a summary of facilities we have entered in to or amended after the fourth quarter of 2022. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2022.

Nigeria term loan (2023)

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 165 billion ($357.5 million) term loan agreement on January 3, 2023 (as amended and/or restated from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 Term Loan was drawn down for an original principal amount of NGN 124.5 billion (which was approximately $269.8 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, and general corporate and working capital purposes.

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN 124.5 billion (approximately $269.8 million), which were further increased on February 9, 2023, by NGN 29.0 billion (approximately $62.8 million) pursuant to the facility increase clause contained within the loan agreement.

As of March 28, 2023, NGN 138.5 billion (approximately $300.2 million) had been drawn down under this facility. The proceeds from the drawdown were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, general corporate and working capital purposes.

Nigeria Revolving Credit Facility (2023)

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55 billion ($119.2 million) revolving credit facility agreement on January 3, 2023 (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN 44.0 billion (approximately $95.3 million), which were further increased on February 9, 2023, by NGN 11.0 billion (approximately $23.8 million) to NGN 55.0 billion (approximately $119.2 million), pursuant to the facility increase clause contained within the loan agreement.

As of March 28, 2023, the Nigeria 2023 RCF remains undrawn.

Repayment Nigeria (2019) term loan facility

On January 3, 2023, the full remaining principal amount of the Naira tranche of the Nigeria 2019 Facility of NGN 88.3 billion (approximately $191.4 million) (plus accrued interest) was repaid.

IHS (Nigeria) Limited Facilities

On January 3, 2023, the following IHS (Nigeria) Limited Facilities were fully repaid,

(i)	IHSN NG1, for NGN 16.1 billion (approximately $34.9 million) entered into in March 2022
(ii)	IHSN NG2, for NGN 10.0 billion (approximately $21.7 million) entered into in May 2022

I-Systems drawdown

On February 3, 2023, I-Systems Soluções de Infraestrutura S.A. drew down a tranche of BRL 80.0 million (approximately $15.3 million) pursuant to the I-Systems Facility. The interest rate applicable on this tranche is CDI plus 2.45% (assuming a 252-day calculation basis).

IHS Kuwait facility drawdown

On February 22, 2023, IHS Kuwait Limited drew down a further KWD 0.3 million (approximately $1.0 million) under the facility. The proceeds of the facility have been used to, among other things, reduce the cash funded investment by IHS Holding for the Kuwait Acquisition, which was funded entirely with cash at the initial closing, for BTS activity as well as for general corporate purposes.

Full Year 2023 Outlook Guidance

The following full year 2023 guidance is based on a number of assumptions that management believes to be reasonable and reflect the Company’s expectations as of March 28, 2023. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information. The Company’s outlook includes 1) approximately $40 million non-recurring cash receipt in 1Q23 from our smallest key customer in Nigeria for services previously provided but for which revenue had not been recognized, and 2) approximately $25.0 million of power pass through revenue versus $2.0 million in 2022 in South Africa. Guidance does not include revenue from the Egypt operations.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 23% (approximately 21% excluding the approximately $40 million non-recurring cash receipt)
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2023 through December 31, 2023 for key currencies: (a) 500.0 Nigerian Naira; (b) 5.30 Brazilian Real (c) 0.95 Euros (d) 17.25 South African Rand
●	Project Green capex $90.0-100.0 million
●	Build-to-suit of circa 1,200 sites of which ~150 sites in Nigeria and ~750 sites in Brazil (triple what we built in Brazil in 2022)
●	Net leverage ratio target remains 3.0x-4.0x

Metric	Current Range
Revenue	$2,190M - $2,220M
Adjusted EBITDA (1)	$1,200M - $1,220M
Recurring Levered Free Cash Flow (1)	$430M - $450M
Total Capex	$610M - $650M

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and RLFCF to (loss)/profit and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of RLFCF net movement in working capital, other non-operating expenses, and impairment of inventory, each of which adjustments may have a significant impact on these non-IFRS measures.

Conference Call

IHS Towers will host a conference call on March 28, 2023 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 307 1963 (U.S./Canada) or +44 20 3481 4247 (UK/International). The call passcode is 6083243.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below:

●	J.P. Morgan 51st Annual Global Technology, Media and Communications Conference (Boston) – May 24, 2023

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is the largest independent multinational towerco solely focused on the emerging markets. The Company has more than 39,000 towers across its 11 markets:  Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, including our anticipated results for the fiscal year 2023, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	regional or global health pandemics, including COVID 19, and geopolitical conflicts and wars, including the current conflict between Russia and Ukraine;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	reliance on third-party contractors or suppliers, including failure or underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, due to supply chain issues or other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;

●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;

●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

FOR THE THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2022 AND 2021

	Three months period			Twelve months period
	ended			ended
	December 31,	December 31,		December 31,	December 31,
	2022	2021		2022	2021
	$’000	$’000		$’000	$’000

Revenue	526,167	415,614		1,961,299	1,579,730
Cost of sales	(338,161)	(234,364)		(1,156,892)	(907,388)
Administrative expenses	(216,234)	(110,435)		(501,175)	(336,511)
Reversal of loss allowance/(loss allowance) on trade receivables	1,049	(3,583)		4,446	34,031
Other income	469	11,397		4,676	18,509
Operating profit	(26,710)	78,629		312,354	388,371
Finance income	4,790	3,492		15,825	25,522
Finance costs	(301,181)	(203,965)		(872,029)	(422,034)
Loss before income tax	(323,101)	(121,844)		(543,850)	(8,141)
Income tax benefit/(expense)	49,507	49,564		73,453	(17,980)
Loss for the period	(273,594)	(72,280)		(470,397)	(26,121)

Loss attributable to:
Owners of the Company	(272,796)	(73,133)		(460,438)	(25,832)
Non‑controlling interests	(798)	853		(9,959)	(289)
Loss for the period	(273,594)	(72,280)		(470,397)	(26,121)

Loss per share—basic $	(0.82)	(0.23)		(1.39)	(0.09)
Loss per share—diluted $	(0.82)	(0.23)		(1.39)	(0.09)

Other comprehensive income:
Items that may be reclassified to profit or loss
Fair value loss through other comprehensive income	—	3		—	3
Exchange differences on translation of foreign operations	116,397	(337,038)	*	72,510	(28,313)	*
Other comprehensive income/(loss) for the period, net of taxes	116,397	(337,035)		72,510	(28,310)

Total comprehensive loss for the period	(157,197)	(409,315)		(397,887)	(54,431)

Total comprehensive loss attributable to:
Owners of the Company	(163,467)	(404,255)		(401,068)	(48,389)
Non‑controlling interests	6,270	(5,060)	*	3,181	(6,042)	*
Total comprehensive loss for the period	(157,197)	(409,315)		(397,887)	(54,431)

* Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2022 AND DECEMBER 31, 2021

	December 31,	December 31,
	2022	2021*
	$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	2,075,441	1,714,261
Right of use assets	963,993	520,651
Goodwill	760,328	779,896
Other intangible assets	1,053,296	845,729
Fair value through other comprehensive income financial assets	10	11
Deferred income tax assets	78,394	11,064
Derivative financial instrument assets	6,121	165,100
Trade and other receivables	130,347	75,054
	5,067,930	4,111,766
Current assets
Inventories	74,216	42,021
Income tax receivable	1,174	128
Trade and other receivables	663,467	471,753
Cash and cash equivalents	514,078	916,488
	1,252,935	1,430,390
Total assets	6,320,865	5,542,156

LIABILITIES
Current liabilities
Trade and other payables	669,149	499,432
Provisions for other liabilities and charges	483	343
Derivative financial instrument liabilities	1,393	3,771
Income tax payable	70,008	68,834
Borrowings	438,114	207,619
Lease liabilities	87,240	50,560
	1,266,387	830,559
Non‑current liabilities
Trade and other payables	1,459	312
Borrowings	2,906,288	2,401,471
Lease liabilities	517,289	325,541
Provisions for other liabilities and charges	84,533	71,598
Deferred income tax liabilities	186,261	169,119
	3,695,830	2,968,041
Total liabilities	4,962,217	3,798,600

EQUITY
Stated capital	5,311,953	5,223,484
Accumulated losses	(3,319,083)	(2,860,205)
Other reserves	(861,422)	(842,911)
Equity attributable to owners of the Company	1,131,448	1,520,368
Non‑controlling interest	227,200	223,188
Total equity	1,358,648	1,743,556
Total liabilities and equity	6,320,865	5,542,156

* Re-presented to reflect the measurement period adjustments in respect of updates to the accounting for the acquisition of I-Systems Soluções de Infraestrutura S.A. in November 2021

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022 AND 2021

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at Jan 1, 2021	4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination	—	—	—	—	215,014	215,014
Issue of shares net of transaction costs	349,846	—	—	349,846	—	349,846
Options converted to shares	342,768	—	(342,768)	—	—	—
Share-based payment expense	—	—	13,003	13,003	—	13,003
Other reclassifications related to share based payment	—	1,017	(5,084)	(4,067)	—	(4,067)
Total transactions with owners of the Company	692,614	1,017	(334,849)	358,782	215,014	573,796

Loss for the year	—	(25,832)	—	(25,832)	(289)	(26,121)
Other comprehensive loss	—	—	(22,557)	(22,557)	(5,753)	(28,310)
Total comprehensive loss	—	(25,832)	(22,557)	(48,389)	(6,042)	(54,431)

Balance at Dec 31, 2021	5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556

Balance at Jan 1, 2022	5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
NCI arising on business combination	—	—	—	—	831	831
Options converted to shares	88,469	—	(88,469)	—	—	—
Share-based payment expense	—	—	13,423	13,423	—	13,423
Other reclassifications related to share based payment	—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the Company	88,469	1,560	(77,881)	12,148	831	12,979

Loss for the year	—	(460,438)	—	(460,438)	(9,959)	(470,397)
Other comprehensive loss	—	—	59,370	59,370	13,140	72,510
Total comprehensive loss	—	(460,438)	59,370	(401,068)	3,181	(397,887)

Balance at Dec 31, 2022	5,311,953	(3,319,083)	(861,422)	1,131,448	227,200	1,358,648

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2022 AND 2021

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Cash flows from operating activities
Cash from operations	289,277	190,184	966,874	788,073
Income taxes paid	(4,791)	(4,981)	(51,245)	(29,147)
Payment for rent	(2,678)	(3,141)	(7,983)	(8,506)
Payment for tower and tower equipment decommissioning	(165)	(176)	(343)	(231)
Net cash generated from operating activities	281,643	181,886	907,303	750,189

Cash flows from investing activities
Purchase of property, plant and equipment	(93,654)	(93,794)	(378,521)	(238,145)
Payment in advance for property, plant and equipment	(25,371)	(52,733)	(165,154)	(159,276)
Purchase of software and licenses	(2,457)	(4,077)	(15,695)	(5,054)
Consideration paid on business combinations, net of cash acquired	177	(222,166)	(735,740)	(401,039)
Proceeds from disposal of property, plant and equipment	717	973	1,826	4,742
Insurance claims received	406	2,694	2,100	16,672
Interest income received	4,790	3,475	15,170	7,798
Deposit of short term deposits	(153,412)	(103,647)	(512,105)	(103,647)
Refund of short term deposits	108,516	—	270,831	—
Net cash used in investing activities	(160,288)	(469,275)	(1,517,288)	(877,949)

Cash flows from financing activities
Capital raised	—	378,000	—	378,000
Transactions with non-controlling interest	—	—	11	—
Cost of capital raised	—	(28,154)	—	(28,154)
Bank loans and bond proceeds received (net of transaction costs)	428,595	988,575	1,263,272	1,076,063
Bank loans and bonds repaid	(392,293)	(546,766)	(506,504)	(653,504)
Fees on loans and derivative instruments	(7,352)	(3,638)	(19,911)	(20,426)
Interest paid	(60,828)	(24,887)	(234,567)	(168,285)
Costs paid on early loan settlement	—	(18,171)	—	(18,171)
Payment for the principal of lease liabilities	(22,802)	(21,479)	(76,629)	(63,324)
Interest paid for lease liabilities	(9,525)	(10,008)	(36,178)	(32,923)
Initial margin received on non-deliverable forwards	(252)	411	12,854	36,714
Initial margin deposited on non-deliverable forwards	—	—	—	(19,436)
Premium paid on interest rate cap instruments	(910)	—	(910)	—
(Losses settled)/profits received on non-deliverable forwards	—	(333)	(3,197)	37,711
Net cash (used in)/generated from financing activities	(65,367)	713,550	398,241	524,265

Net increase/(decrease) in cash and cash equivalents	55,988	426,161	(211,744)	396,505
Cash and cash equivalents at beginning of year	530,468	501,491	916,488	585,416
Effect of movements in exchange rates on cash	(72,378)	(11,164)	(190,666)	(65,433)
Cash and cash equivalents at end of year	514,078	916,488	514,078	916,488

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Recurring Levered Free Cash Flow (“RLFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of its business)) to assess the performance of the business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, revenue withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures.

We believe RLFCF is useful to investors because it is also used by our management for measuring our operating performance, profitability and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, in order to assess the long-term, sustainable operating performance of our business through an understanding of the funds generated from operations, we also take into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non- discretionary maintenance capital expenditures and routine corporate capital expenditures, to derive RLFCF. RLFCF provides management with a metric through which to measure how the underlying cash generation of the business by further adjusting for expenditures that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain non-cash items that impact profit/(loss) in any particular period.

RLFCF measure is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an RLFCF-related performance measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the long-term, sustainable operating performance of a business. We present RLFCF to provide investors with a meaningful measure for comparing our cash generation performance to those of other companies, particularly those in our industry.

RLFCF, however, is used by different companies for differing purposes and is often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing RLFCF as reported by us to RLFCF or similar measures as reported by other companies. RLFCF is unaudited and has not been prepared in accordance with IFRS.

RLFCF is not intended to replace profit/(loss) for the period or any other measures of performance under IFRS, and you should not consider RLFCF as an alternative to cash from operations for the period or other financial measures as determined in accordance with IFRS. RLFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditures are not included;
●	some of the items that we eliminate in calculating RLFCF reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate RLFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on RLFCF.

Reconciliation from loss for the period to Adjusted EBITDA

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is (loss)/profit for the three months and twelve months ended December 31, 2022 and 2021:

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	$'000	$'000	$'000	$'000

Loss	(273,594)	(72,280)	(470,397)	(26,121)
Adjustments:
Income tax (benefit)/expense	(49,507)	(49,564)	(73,453)	17,980
Finance costs(a)	301,181	203,965	872,029	422,034
Finance income(a)	(4,790)	(3,492)	(15,825)	(25,522)
Depreciation and amortization	128,982	99,702	469,250	382,882
Impairment of withholding tax receivables(b)	13,193	17,412	52,334	61,810
Impairment of Goodwill	121,596	—	121,596	—
Business combination transaction costs	2,924	6,692	20,851	15,779
Net impairment of property, plant and equipment and prepaid land (c)	36,389	6,744	38,157	51,113
Reversal of provision for decommissioning costs	—	—	—	(2,671)
Net loss/(gain) profit on disposal of property, plant and equipment	(10,268)	(867)	3,382	(2,499)
Share-based payment expense(d)	3,513	2,812	13,265	11,780
Insurance claims(e)	(406)	(1,424)	(2,092)	(6,861)
Listing costs	—	15,494	—	22,153
Other costs(f)	3,598	1,399	4,873	15,752
Other income(g)	(63)	(9,944)	(2,584)	(11,213)
Adjusted EBITDA	272,748	216,649	1,031,386	926,396
Divided by total revenue	526,167	415,614	1,961,299	1,579,730
Adjusted EBITDA Margin	51.8%	52.1%	52.6%	58.6%
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended December 31, 2022 include costs related to internal restructuring. Other costs for the three months ended December 31, 2021 included non-recurring professional costs related to financing of $1.6 million and aborted transaction costs recoveries of $0.2 million. Other costs for the year ended December 31, 2022 included non-recurring professional costs related to internal restructuring of $2.3 million. Other costs for the year ended December 31, 2021 included non-recurring professional costs related to financing of $15.1 million and aborted transaction costs of $0.7 million.

(g)	Other income for the twelve months ended December 31, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition. Other income for the three months and twelve months ended December 31, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites and Kuwait Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post-acquisition.

Reconciliation from cash from operations to RLFCF

The following is a reconciliation of RLFCF to the most directly comparable IFRS measure, which is cash from operations for the three months and twelve months ended December 31, 2022 and 2021:

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	$'000	$'000	$'000	$'000

Cash from operations	289,277	190,184	966,874	788,073
Net movement in working capital	(21,655)	18,190	46,240	69,827
Net reversal of loss allowance on trade receivables	1,049	(3,583)	4,446	34,031
Impairment of inventory/(reversal of impairment)	—	138	(138)	315
Income taxes paid	(4,791)	(4,981)	(51,245)	(29,147)
Withholding tax(a)	(31,312)	(25,618)	(116,147)	(108,417)
Lease and rent payments made	(35,005)	(34,628)	(120,790)	(104,753)
Net interest paid(b)	(56,038)	(21,412)	(219,397)	(160,487)
Business combination transaction costs	2,924	6,692	20,851	15,779
Listing costs	—	15,494	—	22,153
Other costs(c)	3,598	1,399	4,873	15,752
Other income(d)	(63)	(9,944)	(2,584)	(11,213)
Maintenance capital expenditure(e)	(48,676)	(42,952)	(166,357)	(123,699)
Corporate capital expenditures(f)	(2,048)	(1,077)	(3,369)	(2,054)
RLFCF	97,260	87,902	363,257	406,160

Non-controlling interest	(1,314)	1,032	(6,580)	(4,316)
RLFCF excluding non-controlling interest	95,946	88,934	356,677	401,844
(a)	Withholding tax primarily includes amounts withheld by customers and amounts paid on bond interest in Nigeria which is paid to the local tax authority. The amounts withheld by customers may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended December 31, 2022 include costs related to internal restructuring. Other costs for the three months ended December 31, 2021 included non-recurring professional costs related to financing of $1.6 million and aborted transaction costs recoveries of $0.2 million. Other costs for the year ended December 31, 2022 included non-recurring professional costs related to internal restructuring of $2.3 million. Other costs for the year ended December 31, 2021 included non-recurring professional costs related to financing of $15.1 million and aborted transaction costs of $0.7 million.
(d)	Other income for the twelve months ended December 31, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition. Other income for the three months and twelve months ended December 31, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites and Kuwait Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post-acquisition.
(e)	We incur capital expenditures in relation to the maintenance of our towers and fiber equipment, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.

(f)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.